

June 3, 2013

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chicago, IL 60606

>   **Re: Ryerson Holding Corporation**
>   **Amendment No. 16 to Registration Statement on Form S-1**
>   **Filed May 28, 2013**
>   **File No. 333-164484**

Dear Mr. Arnold:

We have reviewed your response to our comments in our letter dated May 15, 2013 and have the following additional comments. Please note that the page numbers referenced below refer to the marked copy of your filing.

Industry and End Market Outlook, page 2

Ryerson End Market Outlook, page 4

1. Please revise to balance your disclosure regarding your end market outlook on page 4 by disclosing here that your revenue for the first quarter of 2013 decreased 20.6% compared to the first quarter of 2012 due to weaker economic conditions in the metals market.

Metals Pricing, page 4

2. Please revise to balance your disclosure regarding metals pricing on page 4 by disclosing here that your average selling price decreased 10.3% in the first quarter of 2013 compared to the first quarter of 2012 due to decreases in metals prices across all of your products, with some of the largest decreases in your steel products.

The Sponsor, page 9

3. We note from the disclosures on pages 9 and 10 and elsewhere in the registration statement that the Company will enter into a restated investor rights agreement with Platinum in connection with the closing of the Company's planned public offering. Please revise MD&A and the notes to the Company's financial statements to disclose the terms of the investor rights agreement that will be entered into with Platinum in connection with the offering.

Contractual Obligations, page 49

4. We note your response to our prior comment 8. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Report of Independent Registered Public Accounting Firm, page F-2

5. We note your response to our prior comment 9, and reissue the comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 20. Subsequent Events, page F-41

6. We note your response to our prior comment 10 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

You may contact Effie Simpson (202) 551-3346 or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.
        Willkie Farr & Gallagher LLP